ACQUISITION AGREEMENT

AGREEMENT, dated as of the 7th day of March, 2007 (the “Agreement”), by and between Scantek Medical, Inc., a Delaware corporation with an address at 4B Wing Drive, Cedar Knolls, NJ 07927 (“Scantek”) and Life Medical Technologies, Inc., a Delaware corporation with an address at P.O. Box 473, Babylon, NY 11702 (“Life Medical”).

WHEREAS, Scantek has formed Gibraltar Global Marketing LLC as a Delaware limited liability company (the “Company”) on January 9, 2007 which Company shall be governed by an operating agreement setting forth their rights and responsibilities with respect to the Company (the “Operating Agreement”);

WHEREAS, the purpose of the Company will be to distribute Scantek’s BreastCare™/BreastAlert™ Differential Temperature Sensor/Breast Abnormality Indicator device (the “Product”) in numerous countries throughout the world (“Territories”);

WHEREAS, Life Medical desires to acquire forty eight (48) Class A Interests in the Company, representing fifty (50%) percent of the Company’s voting Interests and forty eight (48%) percent of the Company’s total number of issued and outstanding Interests (the “LM Interests”), and Scantek has agreed to issue the LM Interests to Life Medical;

WHEREAS, Life Medical shall make payments to Scantek pursuant to this Agreement in consideration for Scantek’s agreement to issue the LM Interests to Life Medical;

WHEREAS, Scantek and Life Medical are entering into this Agreement in order to set forth the terms and conditions with respect to the purchase price for the LM Interests;

NOW, THEREFORE, in consideration of the mutual covenants of the parties hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged,

IT IS AGREED:

1. Recitals.

The parties hereby adopt as part of this Agreement each of the recitals which is contained above in the WHEREAS clauses, and agree that such recitals shall be binding upon the parties hereto by way of contract and not merely by way of recital or inducement; and such clauses are hereby confirmed and ratified as being accurate by each party hereto.

2. Purchase Price.

Life Medical shall pay to Scantek the sum of five million ($5,000,000) dollars (the “Purchase Price”) in consideration for Scantek’s agreement to issue the LM Interests to Life Medical, which Purchase Price shall be paid as follows:

(A) Two hundred fifty thousand ($250,000) dollars simultaneously with Scantek and Life Medical signing this Agreement, which payment shall be in addition to, not in lieu of, any other monies due to Scantek pursuant to this Agreement;

(B) Twenty (20%) percent of the funds raised from Life Medical’s financing to be conducted subsequent to the termination of its offering of shares at fifty ($0.50) cents per share, which was conducted pursuant to the Form D filed with the SEC on January 24, 2007, in which subsequent financing Life Medical is contemplating raising one million five hundred thousand ($1,500,000) dollars (the “Second Financing”);

(C) Thirty (30%) percent of all funds raised from any financings conducted by Life Medical subsequent to the termination of the Second Financing (“Subsequent Financings”); provided, however, that such payment pursuant to this Paragraph “(C)” of this Article “2” of this Agreement shall not commence until the time upon which Life Medical has paid Scantek the amount due for United States distribution rights (regardless of whether or not the option for such rights is exercised) pursuant to the amendment dated as of the 7th day of March, 2007 of the Agreement by and between Scantek and Life Medical, dated the 22nd day of August, 2006, which Agreement amended and restated the agreement between Scantek and Life Medical dated as of the 3rd day of December 2004, and the distribution agreement attached thereto and made a part thereof;

(D)
(i) If the Company makes a distribution to its Members (“Distribution”), and if the Purchase Price has not been paid in full, the Company’s profits shall be retained by the Company or distributed on a pro rata basis among the owners of the Company’s Interests as set forth in the Operating Agreement; provided, however, that Life Medical shall make a payment to Scantek equal to twenty five (25%) percent of the Distribution to be credited towards the Purchase Price, and that such payment shall be deducted by the Company from Life Medical’s portion of the total Distribution and paid to Scantek at the time such distributions are paid to Life Medical and Scantek. For example, if Scantek has not received full payment of the Purchase Price, and the total Distribution is $100,000, $25,000 would be deducted from Life Medical’s portion of the total Distribution and paid to Scantek at the time such distributions are paid to Life Medical and Scantek; such $25,000 would be deemed paid to Scantek by Life Medical to be credited towards the Purchase Price; and

(ii) after the Purchase Price has been paid in full, the Company’s profits shall be retained by the Company or distributed on a pro rata basis among the owners of the Company’s Interests as set forth in the Operating Agreement.

(E) As of the date that the full Purchase Price has been paid, no further payments shall be due from Life Medical to Scantek pursuant to this Agreement.

3. Miscellaneous.

(A) Headings.
Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(B) Enforceability.
If any provision which is contained in this Agreement should, for any reason, be held to be invalid or unenforceable in any respect under the laws of any state or of the United States, such invalidity or unenforceability shall not affect any other provision of this Agreement. Instead, this Agreement shall be construed as if such invalid or unenforceable provisions had not been contained herein.

(C) Notices.
Any notices or other communication required or permitted hereunder shall be sufficiently given if sent by (i) certified or registered mail, postage prepaid, return receipt requested, (ii) overnight delivery with confirmation of delivery or (iii) facsimile transmission with an original mailed by first class mail, postage prepaid, addressed as follows:

If to Scantek:	Scantek Medical, Inc.
4B Wing Drive
Cedar Knolls, New Jersey 07927
Attn: Dr. Zsigmond L. Sagi, President
Fax No.: (973) 401-0459

With a copy to:	Mintz & Fraade, P.C.
488 Madison Avenue
New York, New York 10022
Attn: Frederick M. Mintz, Esq.
Fax No.: (212) 486-0701

With a copy to:	Edward C. Kramer, Esq.
488 Madison Avenue
New York, New York 10022
Fax No.: (212) 783-0028

If to Life Medical:	Life Medical Technologies, Inc.
P.O. Box 473
Babylon, NY 11702
Attn: Mr. Steven Cantor, President
Fax No.: (516) 977-3425

With a copy to:	Mintz & Fraade, P.C.
488 Madison Avenue
New York, New York 10022
Attn: Frederick M. Mintz, Esq.
Fax No.: (212) 486-0701

or in each case to such other address as shall have last been furnished by like notice. If mailing by registered or certified mail is impossible due to an absence of postal service, notice may be given by personal delivery against written receipt therefor. Each notice or communication shall be deemed to have been given as of the first day following the date so mailed or overnight delivered, or on the date personally delivered, as the case may be; provided, however, that any notice sent by facsimile shall be deemed to have been given as of the date sent by facsimile if a copy of such notice is also mailed by first class mail on the date sent by facsimile; if the date of mailing is not the same as the date of sending facsimile, then the date of mailing by first class mail shall be deemed to be the date upon which notice was given.

(D) Governing Law; Disputes.

This Agreement shall in accordance with Section 5-1401 of the General Obligations Law of New York in all respects be construed, governed, applied and enforced under the internal laws of the State of New York without giving effect to the principles of conflicts of laws and be deemed to be an agreement entered into in the State of New York and made pursuant to the laws of the State of New York. The parties agree that they shall be deemed to have agreed to binding arbitration solely in New York, New York, with respect to the entire subject matter of any and all disputes relating to or arising under this Agreement including, but not limited to, the specific matters or disputes as to which arbitration has been expressly provided for by other provisions of this Agreement. Any such arbitration shall be by a panel of three arbitrators and pursuant to the commercial rules then existing of the American Arbitration Association in the State of New York, County of New York. In all arbitrations, judgment upon the arbitration award may be entered in any court having jurisdiction. The parties agree, further, that the prevailing party in any such arbitration as determined by the arbitrators shall be entitled to such costs and attorney's fees, if any, in connection with such arbitration as may be awarded by the arbitrators. In connection with the arbitrators’ determination for the purpose of which party, if any, is the prevailing party, they shall take into account all of the factors and circumstances including, without limitation, the relief sought, and by whom, and the relief, if any, awarded, and to whom. In addition, and notwithstanding the foregoing sentence, a party shall not be deemed to be the prevailing party in a claim seeking monetary damages, unless the amount of the arbitration award exceeds the amount offered in a legally binding writing by the other party by fifteen (15%) percent or more. For example, if the party initiating arbitration (“A”) seeks an award of one hundred thousand ($100,000) dollars plus costs and expenses, the other party (“B”) has offered A fifty thousand ($50,000) dollars in a legally binding written offer prior to the commencement of the arbitration proceeding, and the arbitration panel awards any amount less than fifty-seven thousand five hundred ($57,500) dollars to A, the panel should determine that B has “prevailed”. The parties specifically designate the courts in the City of New York, State of New York as properly having jurisdiction for any proceeding to confirm and enter judgment upon any such arbitration award. The parties hereby consent to and submit to personal jurisdiction over each of them solely by the courts of the State of New York in any action or proceeding, waive personal service of any and all process and specifically consent that in any such action or proceeding in the courts of the State of New York, any service of process may be effectuated upon any of them by certified mail, return receipt requested, in accordance with Paragraph “(C)” of this Article “3” of this Agreement.

(E) Entire Agreement.

The parties have not made any representations, warranties, or covenants with respect to the subject matter hereof which is not set forth herein, and this Agreement, together with any instruments executed simultaneously herewith, constitutes the entire agreement between them with respect to the subject matter hereof. All understandings and agreements heretofore had between the parties with respect to the subject matter hereof are merged in this Agreement and any such instrument, which alone fully and completely expresses their agreement. This Agreement may not be changed, modified, extended, terminated or discharged orally, but only by an agreement in writing, which is signed by all of the parties to this Agreement.

(F) Further Assurance.

The parties agree to execute any and all such other further instruments and documents, and to take any and all such further actions, which are reasonably required to effectuate this Agreement and the intents and purposes hereof.

(G) Non-Waiver.

Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

(H) Counterparts.

This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(I) Expenses.

The Company shall pay the expenses incident to the negotiation and preparation of this Agreement. Each party hereto shall pay its own expenses incident to the preparation of all other documents necessary or appropriate to consummate the transactions provided for herein, and shall bear the costs and expenses incurred in closing and carrying out the transactions provided for by this Agreement.

(J) Construction.

Each of the parties hereto hereby acknowledges and agrees that (i) Mintz & Fraade, P.C. drafted this Agreement on behalf of all of the parties to this Agreement, (ii) each party has been separately advised by counsel other than Mintz & Fraade, P.C. during the course of reviewing this Agreement and (iii) this Agreement shall not, therefore, be construed more strictly against any party responsible for its drafting regardless of any presumption or rule requiring construction against the party whose attorney drafted this Agreement.

(K) Survival.
This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and assignees.

(L) Signatures.
This Agreement may be validly signed and executed by a facsimile of the signature of any party with the same force and effect as if an original signature was affixed.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

Scantek Medical, Inc.

By:
Title

Life Medical Technologies, Inc.

By:
Title